Mail Stop 4561

September 26, 2008

Lanny H. Michael
Senior Vice President and Chief Financial Officer
Intermec, Inc.
6001 36th Avenue West
Everett, WA 98203-1264

> **Re: Intermec, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 3, 2008**
> **Form 10-K/A for Fiscal Year Ended December 31, 2007**
> **Filed March 27, 2008**
> **File No. 001-13279**

Dear Mr. Michael:

We have reviewed your response letter dated August 7, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 1, 2008.

Form 10-K for the Fiscal Year ended December 31, 2007

Business, page 3

Markets and Customers, page 10

1.   Please refer to prior comment number 1. You state in your response that "(y)our products are sold and supported in the Middle East region..." However, you do not identify the specific countries in the Middle East where you conduct your business. In addition, it appears from a pull-down menu in the "RealTime Magazine" section on your website that nationals of Cuba, Iran, Sudan, and Syria can contact you to request a free subscription of your supply chain solutions

magazine. Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated business contacts with Cuba, Iran, Sudan, or Syria, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products, components, equipment, technology, or services you have provided into the referred countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referred countries or entities controlled by those governments.

2.   Please discuss in your response letter the materiality of any business contacts described in response to the previous comment, and whether those contacts would constitute a material investment risk for your security holders. You should address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, the federal government, various state and municipal governments, and several universities and asset management companies have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with the referred countries.

Risk Factors, page 15

3.   We refer to prior comment number 3. We understand that you have several distributors and contractual arrangements and that no single contract accounted for 10% or more of your revenues in 2007 or 2006. Your response does not, however, address the fact that losing the customer could result in a decrease in revenues of 10% (or more) or explain the effect any such loss, were it to occur, would have on your results of operations. In evaluating this disclosure issue when preparing subsequent annual reports, please give appropriate consideration to the effect of the loss of a significant customer on your financial results.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

Note A. Significant Accounting Policies

Restatement, page 12

4.   Your response to prior comment number 5 indicates that you believed an Item 4.02 Form 8-K was not required because the error was discovered less than four business days prior to filing your Form 10-K and you prominently disclosed the restatement. We refer you to Question 101.01 of our Compliance and Disclosure Interpretations related to Exchange Act Form 8-K at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm. Note that this guidance clearly states that "all Item 4.01 and Item 4.02 events must be reported on Form 8-K."

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299, or Chris Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief